1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 31, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.01	Press release on 2023/01/31:	Chunghwa Telecom Reports 2023 Guidance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2023
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

Chunghwa Telecom Reports 2023 Guidance

TAIPEI, Taiwan, R.O.C. January 31, 2023 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its guidance for 2023 on a consolidated basis. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”).

Mr. Chi-Mau Sheih, Chairman and CEO of Chunghwa Telecom, stated: “Looking into 2023, Chunghwa will focus on 'sustainability + 5G + innovative transformation' as our core strategy, and will integrate sustainable development with business operation, accelerate 5G network construction and strengthen innovative transformation to create a new growth curve. We focus on our three major business groups – 'Consumer, Enterprise and International Business Groups' – combined with our three technology groups – 'Network Technology Group, Information Technology Group and Telecommunication Laboratories' – to promote the empowerment of operations and technology. In order to drive up business growth, we will strengthen our core capabilities and infrastructure, improve operational resilience, enhance customer insight, improve talent development, reinvest into operations and grasp business opportunities, including net-zero transformation, 5G and 5G enterprise private networks, Forward-looking Infrastructure Development Program 2.0, post-pandemic opportunities and smart applications, among others.”

"Given the new market competition landscape in Taiwan due to telecom industry consolidation, we remain confident to maintain our leadership in mobile service revenue and subscriber market share by offering our fastest 5G network and most extensive mobile coverage acknowledged internationally and domestically. Simultaneously, we will continue to accelerate the expansion of 5G enterprise private network and develop 5G smart applications alongside enterprise partners to further propel mobile business revenue and drive the growth of our ICT businesses. In addition, our strategy is to leverage our high-quality fixed broadband quality to enhance speed upgrade and multiple-play services, strengthening the user experience and maintaining growth dynamics in the fixed broadband business. In terms of video services, we will increase investment in MOD content and join together with Hami Video to meet diverse-viewing needs and further increase customer numbers and ARPU, driving the overall revenue growth of video business."

“Chunghwa Telecom fully supports the government’s Net-Zero Emissions By 2050 plan, and continues to strengthen its network resilience and information security, providing the most reliable telecommunication services. The Company also strives to capture the business opportunities of ESG sustainability, remote zero-contact opportunities, 5G and digital transformation, by increasing investments in developing emerging businesses. With a focus on enhancing the strategic synergy of the Group, we are devoted to maximizing value for our shareholders, customers, society and employees.”

For 2023, the Company expects total revenue to increase by NT$ 4.53~NT$6.05 billion, or 2.1%~2.8%, to NT$221.27~NT$222.79 billion as compared to the un-audited consolidated total revenue of 2022. The increase in revenue is expected to be driven by increases in mobile communications revenue, broadband access revenue, and data communications revenue, as well as revenue coming from the expansion of emerging business in the digital economy.

Operating costs and expenses for 2023 are expected to increase by NT$ 6.60~NT$ 7.30 billion, or 3.9%~4.3%, to NT$176.59~NT$177.29 billion as compared to the prior year. The increase is mainly from the increasing cost of investment in in talents and infrastructure that supports future business development in core and emerging businesses.

Income from operations is expected to decrease by NT$ 0.85~NT$2.17 billion, or 1.8%~4.6% to NT$44.67~NT$45.99 billion as compared to the prior year. Income before income tax, net income attributable to stockholders of the parent and net earnings per share are expected to be NT$44.86~NT$46.58billion, NT$34.55~NT$36.10 billion and NT$4.45~NT$4.65, respectively, representing a decrease of NT$0.69~NT$2.41 billion, a decrease of NT$0.42 ~NT$ 1.97billion and a decrease of NT$0.06~0.26 respectively, year over year.

Acquisition of Property, Plant and Equipment in 2023 is expected to be NT$ 35.31 billion to maintain competitiveness of 5G network and gain the opportunities of emerging businesses. As compared to the prior year, the mentioned acquisition is expected to increase by NT$1.88 billion, owing to strategic investments, including expansion of internet data center, new construction of submarine cable and FTTH for future business opportunities.

(NT$ billion except EPS)	2023(F)	2022 (un-audited)	change	YoY(%)
Revenue	221.27~222.79	216.74	4.53~6.05	2.1%~2.8%
Operating Costs and Expenses	176.59~177.29	169.99	6.60~7.30	3.9%~4.3%
Other Income and Expense	(0.01)~0.49	0.09	(0.10)~0.40	(111.1%)~444.4%
Income from Operations	44.67~45.99	46.84	(2.17)~(0.85)	(4.6%)~(1.8%)
Non-operating Income	0.19~0.59	0.43	(0.24)~0.16	(55.8%)~37.2%
Income before Income Tax	44.86~46.58	47.27	(2.41)~(0.69)	(5.1%)~(1.5%)
Net Income Attributable to Stockholders of The Parent	34.55~36.10	36.52	(1.97)~(0.42)	(5.4%)~(1.2%)
EPS(NT$)	4.45~4.65	4.71	(0.26)~(0.06)	(5.4%)~(1.2%)
EBITDA	85.05~86.36	86.27	(1.22)~0.09	(1.4%)~0.1%
EBITDA Margin	38.4%~38.7%	39.8%	(1.4%)~(1.1%)
Acquisition of Material Assets	37.71	33.86	3.85	11.4%
Acquisition of Property, Plant and Equipment and Intangible Assets	35.31	33.43	1.88	5.6%
Others	2.40	0.43	1.97	458.1%
Disposal of Material Assets	0.47	0.03	0.44	1466.7%

Note 1: "Other income and expenses" includes gains (losses) on disposal of property, plant and equipment (PP&E) and investment property, and impairment loss on PP&E and investment property.

Note 2: The calculation of growth rates is based on NT$ thousand.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing itsoperating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to theconsolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:

•
these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;
•
these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;
•
these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and
•
these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. Chunghwa has been actively and continuously implemented environmental, social and governance (ESG) initiatives with the goal to achieve sustainability and has won numerous international and domestic awards and recognitions for its ESG commitments and best practices. For more information, please visit our website at www.cht.com.tw

Contact: Angela Tsai

Phone: +886 2 2344 5488

Email: chtir@cht.com.tw